11019619

SECUR... ...MISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
189

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viscogliosi & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Mack 212- 744-1549
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1430 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I David Mack swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viscogliosi & Company, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE MACK
Notary Public - State of New York
NO. 01MA6070495
Qualified in New York County
My Commission Expires 3/4/14

David Mack
Signature

Principal
Title

Jane Mack 2/28/11
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921-9000
FACSIMILE (212) 354-1822

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH. D.C. SECTION
189

INDEPENDENT AUDITORS' REPORT

To the Member
Viscogliosi & Company, LLC

We have audited the accompanying statement of financial condition of Viscogliosi & Company, LLC as of December 31, 2010 and the related statements of operations, cash flows and changes in members' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viscogliosi & Company, LLC at December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanford Becker & Co, P.C.

New York, New York
February 28, 2011

VISCOGLIOSI & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 48,383
Investment in securities	533,985
Property and equipment, less Accumulated depreciation of $70,485	32,556
Other assets	5,385
Total Assets	**$ 620,309**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 19,626
Members' Equity	
Members' equity	600,683
Total Liabilities and Member's Equity	**$ 620,309**

See accompanying auditors' report and notes to financial statements.

VISCOGLIOSI & COMPANY, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

Revenue	
Unrealized gain on investment	$ 322,819
Interest	7
Total Revenue	322 ,826
Operating Expenses	
Professional services	82,989
Regulatory fees	3,436
Communication	8,774
Other expenses	25,508
Total Operating Expenses	120,707
Net income	**$ 202,119**

See accompanying auditors' report and notes to financial statements.

VISCOGLIOSI & COMPANY, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities	
Net income	$ 202,119
Adjustment to reconcile net income to net cash used in operating activities	
Depreciation	13,500
Unrealized gain on investment	(322,819)
Changes in operating assets and liabilities	
Increase in investments	(211,166)
Decrease in prepaid expenses and other assets	19,502
Decrease in accrued expenses	(27,654)
Cash Flows Used In Operating Activities	(326,518)
Cash Flows from Financing Activities	
Capital contributions	315,000
Net Decrease In Cash and Cash Equivalents	(11,518)
Cash and Cash Equivalents, Beginning	59,901
Cash and Cash Equivalents, End	**$ 48,383**

See accompanying auditors' report and notes to financial statements.

VISCOGLIOSI & COMPANY, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Member's Equity
Balance, Beginning	$ 83,564
Capital contributions	315,000
Net Income	202,119
alance, End	**$ 600,683**

See accompanying auditors' report and notes to financial statements.

VISCOGLIOSI & COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Viscogliosi & Company, LLC, (the "Company"), is wholly owned by Viscogliosi Brothers, LLC ("VB") and is a registered broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company provides and is engaged in private placements, investment banking and underwriting services.

During the year ended December 31, 2009, based on market conditions, the Company ceased its brokerage operations. During the year ended December 31, 2010, the Company's private placement and investment banking services have been inactive.

VB, the Company's sole member, intends to provide the Company with sufficient working capital to meet future operations and minimum net capital requirements.

Revenue Recognition

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

The Company recognizes revenue upon providing private placement and investment banking services to its clients and when the amount is determinable and realizable.

Note 1 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Income Taxes

The Company, as a single member limited liability company, will file income tax returns in combination with VB for Federal and State income tax purposes, whereby, the individual member of the Company includes the Company's income or loss on its income tax returns. Accordingly, no provision for Federal and State income tax has been provided.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Note 2 - Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution is insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 3 – Fair Value Measurements of Investments

The Company uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures. The Company's investments in securities listed on a national exchange are valued at the last sales price on the date of valuation.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices for identical assets and liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measure.

At December 31, 2010, assets measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
Private equity securities	$ 287,125	$ -	$ -	$287,125
Private equity warrants	246,860	-	-	246,860
Total	$533,985	$ -	$ -	$533,985

The following is a reconciliation of the beginning and ending balances measured at fair value using significant unobservable inputs during the year ended December 31, 2010:

	Beginning Balance	Purchases	Unrealized Gain	Ending Balance
Private and restricted securities	$ -	$ 211,166	$ 75,959	$287,125
Private equity warrants	-	-	246,860	246,860
Total	$ -	$ 211,166	$ 322,819	$533,985

Note 4 - Commitment

Lease

The Company leases operating space from VB on a month to month basis. For the year ended December 31, 2010, the Company was not charged any rent.

Note 5 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2010, the Company had net capital, as defined, of $28,757 which exceeded the required minimum net capital by $23,757. Aggregate indebtedness at December 31, 2010 totaled $19,626 and the ratio of aggregate indebtedness to net capital was 0.68 to 1.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through February 28, 2011, the date of the financial statements were available for issuance.

VISCOGLIOSI & COMPANY, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2010

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital	
Stockholders' equity	$ 600,683
Deductions - Non-allowable assets	
Non-marketable securities	533,985
Other assets	5,385
Property and equipment	32,556
	571,926
Net capital, as defined	**28,757**
Minimum net capital required	5,000
Net capital in excess of minimum requirement	**$ 23,757**
Net capital at less greater of 10% aggregate indebtedness or 120% of minimum net capital requirement	**$ 22,757**

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	**$ 19,626**

Ratio of aggregate indebtedness to net capital

Total aggregate indebtedness	$ 19,626	= 0.68
Net capital	$ 28,757	

The ratio of aggregate indebtedness to net capital is 0.68 to 1 compared to the maximum allowable ratio of 15 to 1.

See accompanying auditors' report.

VISCOGLIOSI & COMPANY, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2010

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

Reconciliation of Computation of Net Capital

Net capital, per FOCUS report	$ 28,757
Increase in non-allowable assets	(322,819)
Audit adjustments	322,819
Net capital, as computed	**$ 28,757**
Aggregate indebtedness, per FOCUS report	$ 19,626
Aggregate indebtedness, as computed	**$ 19,626**

There were no material differences with the FOCUS report and audited financial statements.

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(i).

See accompanying auditors' report.

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
Viscogliosi & Company, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Viscogliosi & Company, LLC, (the Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Sanford Becker & Co., P.C.

New York, New York
February 28, 2011

VISCOGLIOSI & COMPANY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

VISCOGLIOSI & COMPANY, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2010

TABLE OF CONTENTS

VISCOGLIOSI & COMPANY, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5

YEAR ENDED DECEMBER 31, 2010

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK